UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Silvercrest Asset Management Group Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

828359109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Martin Jaffe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 541,931
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 541,931
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,931
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:

Silvercrest Asset Management Group Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1330 Avenue of the Americas, 38th Floor, New York, NY 10019

Item 2(a).	Names of Persons Filing:

Martin Jaffe, who is hereinafter referred to as the “Reporting Person”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1330 Avenue of the Americas, 38th Floor, New York, NY 10019

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

828359109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See No. 9 on page 2.

(b)	Percent of Class: See No. 11 on page 2.

(c)	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: See No. 5 on page 2.

ii.	Shared power to vote or to direct the vote: See No. 6 on page 2.

iii.	Sole power to dispose or to direct the disposition of: See No. 7 on page 2.

iv.	Shared power to dispose or to direct the disposition of: See No. 8 on page 2.

The Reporting Person is a co-trustee of the Martin Jaffe Revocable Trust and is deemed to share beneficial ownership with Sharon Jaffe, the other trustee of the Martin Jaffe Revocable Trust, of 541,931 shares held by such trust. The ownership percentages reported are based on 8,345,635 shares of outstanding Class A Common Stock, as reported in the Issuer’s Form 10-Q filed on November 1, 2018.

The Reporting Person hereby disclaims any beneficial ownership of any shares in excess of his actual beneficial ownership thereof.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

/s/ Sharon Jaffe
Attorney-in-Fact

Exhibit 99.1

M 51 — New York Statutory Power of Attorney: durable unless modified, with affidavit of attorney, GOL § 5-1513: 12 pt. type, 9-10

© 2010 by Blumberg Excelsior, Inc., Publisher, NYC 10013
www.blumberg.com

POWER OF ATTORNEY
NEW YORK STATUTORY SHORT FORM

(a) CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document. As the "principal," you give the person whom you choose (your "agent") authority to spend your money and sell or dispose of your property during your lifetime without telling you. You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest. "Important Information for the Agent" at the end of this document describes your agent's responsibilities.

Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time. If you are revoking a prior Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to any third parties who may have acted upon it, including the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind. If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your agent cannot make health care decisions for you. You may execute a "Health Care Proxy" to do this.

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15. This law is available at a law library, or online through the New York State Senate or Assembly websites, www.senate.state.ny.us or www.assembly.state.ny.us.

If there is anything about this document that you do not understand, you should ask a lawyer of your own choosing to explain it to you.

(b) DESIGNATION OF AGENT(S):

name and address of principal

I, MARTIN JAFFE residing at 21 Fieldstone Lane, Oyster Bay, New York 11771 hereby appoint:

name(s) and address(es) of agent(s)

SHARON JAFFE residing at 21 Fieldstone Lane, Oyster Bay, New York 11771 as my agent(s)

If you designate more than one agent above, they must act together unless you initial the statement below.

[ ] My agents may act SEPARATELY.

(c) DESIGNATION OF SUCCESSOR AGENT(S): (OPTIONAL)

If any agent designated above is unable or unwilling to serve, I appoint as my successor agent(s):

name(s) and address(es) of successor agent(s)

my daughter, JILLIAN HOPE RAUER, residing at 442 High Cliffe Lane, Tarrytown, New York 10591

Successor agents designated above must act together unless you initial the statement below.

[ ] My successor agents may act SEPARATELY.

You may provide for specific succession rules in this section. Insert specific succession provisions here:

This POWER OF ATTORNEY shall not be affected by my subsequent incapacity unless I have stated otherwise below, under “Modifications.” This POWER OF ATTORNEY DOES NOT REVOKE any Powers of Attorney previously executed by me unless I have stated otherwise below, under “Modifications.” If you do NOT intend to revoke your prior Powers of Attorney, and if you have granted the same authority in this Power of Attorney as you granted to another agent in a prior Power of Attorney, each agent can act separately unless you indicate under ‘‘Modifications” that the agents with the same authority are to act together. GRANT OF AUTHORITY; To grant your agent some or all of the authority below, either Initial the bracket at each authority you grant, or Write or type the letters for each authority you grant on the blank line at (P), and initial the bracket at (P). If you initial (P), you do not need to initial the other lines. I grant authority to my agent(s) with respect to the following subjects as defined in sections 5-1502A through 5-1502N of the New York General Obligations Law: [ ] (A) real estate transactions; [ ] (J) benefits from governmental [ ] (B) chattel and goods transactions; programs or civil or military service; [ ] (C) bond, share, and commodity [ ] (K) health care billing and payment transactions; matters; records, reports, and statements; [ ] (D) banking transactions; [ ] (L) retirement benefit transactions; [ ] (E) business operating transactions; [ ] (M) tax matters; [ ] (F) insurance transactions; [ ] (N) all other matters; [ ] (G) estate transactions; [ ] (O) full and unqualified authority to [ ] (H) claims and litigation; my agent(s) to delegate any or all of the [ ] (I) personal and family maintenance. foregoing powers to any person or If you grant your agent this authority, persons whom my agent(s) select; it will allow the agent to make gifts that [ ] (P) EACH of the matters identified by you customarily have made to individ the following letters a, B, C, D, E, F, G uals including the agent, and charitable H, I, J, K, L, M, N, O You need not initial the other lines if you organizations. The total amount of all such gifts in any one calendar year initial line (P). cannot exceed five hundred dollars; MODIFICATIONS: (OPTIONAL) In this section, you may make additional provisions, including language to limit or supplement authority granted to your agent. However, you cannot use this Modifications section to grant your agent authority to make gifts or changes to interests in your property. If you wish to grant your agent such authority, you MUST complete the Statutory Gifts Rider.

CERTAIN GIFT TRANSACTIONS: STATUTORY GIFTS RIDER: (OPTIONAL) In order to authorize your agent to make gifts in excess of an annual total of $500 for all gifts described in (I) of the grant of authority section of this document (under personal and family maintenance), you must initial the statement below and execute a Statutory Gifts Rider at the same time as this instrument. Initialing the statement below by itself does not authorize your agent to make gifts. The preparation of the Statutory Gifts Rider should be supervised by a lawyer, [ ] (SGR) I grant my agent authority to make gifts in accordance with the terms and conditions of the Statutory Gifts Rider that supplements this Statutory Power of Attorney. DESIGNATION OF MONITORS): (OPTIONAL) If you wish to appoint monitor(s), initial and fill in the section below: [ ] I wish to designate whose address(es) is (are) as monitor(s). Upon the request of the monitor(s), my agent(s) must provide the monitor(s) with a copy of the power of attorney and a record of all transactions done or made on my behalf. Third parties holding records of such transactions shall provide the records to the monitor(s) upon request. (j) COMPENSATION OF AGENT(S): (OPTIONAL) Your agent is entitled to be reimbursed from your assets for reasonable expenses incurred on your behalf If you ALSO wish your agent(s) to be compensated from your assets for services rendered on your. behalf, initial the statement below. If you wish to define “reasonable compensation, ” you may do so above, under “Modifications.” [ ] My agent(s) shall be entitled to reasonable compensation for services rendered. (k) ACCEPTANCE BY THIRD PARTIES: I agree to indemnify the third party for any claims that may arise against the third party because of reliance on this Power of Attorney. I understand that any termination of this Power of Attorney, whether the result of my revocation of the Power of Attorney or otherwise, is not effective as to a third party until the third party has actual notice or knowledge of the termination. (I) TERMINATION: This Power of Attorney continues until I revoke it or it is terminated by my death or other event described in section 5-151-1 of the General Obligations Law, Section 5-1511 of the General Obligations Law describes the manner in which you may revoke your Power of Attorney, and the events which terminate the Power of Attorney, (m) SIGNATURE AND ACKNOWLEDGMENT: In Witness Whereof I have hereunto signed my name on 2014 PRINCIPAL signs here- MARTIN JAFFE ACKNOWLEDGMENT STATE OF NEW YORK, COUNTY OF ss.: On november 20th 2014 before me, the undersigned, personally appeared MARTIN JAFFE personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (or) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in capacity(ies), and that by signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument, (signature and office of person taking acknowledgment)

(n) IMPORTANT INFORMATION FOR THE AGENT: When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal. This relationship imposes on you legal responsibilities that continue until you resign or the Power of Attorney is terminated or revoked, You must: (1) act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest; (2) avoid conflicts that would impair your ability to act in the principal’s best interest; keep the principal’s property separate and distinct from any assets you own or control, unless otherwise permitted by law; keep a record or all receipts, payments, and transactions conducted for the principal; and disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manners: (Principal’s Name) by (Your Signature) as Agent, or (your signature) as Agent for (Principal’s Name). You may not use the principal’s assets to benefit yourself or anyone else or make gifts to yourself or anyone else unless the principal has specifically granted you that authority in this document, which is either a Statutory Gifts Rider attached to a Statutory Short Form Power of Attorney or a Non-Statutory Power of Attorney. If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest. You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been named in this document, or the principal’s guardian if one has been appointed. If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice. Liability of agent: The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5, Title 15. If it is found that you have violated the law or acted outside the authority granted to you in the Power of Attorney, you may be liable under the law for your violation, (o) AGENT’S SIGNATURE AND ACKNOWLEDGMENT OF APPOINTMENT: It is not required that the principal and the agent(s) sign at the same time, nor that multiple agents sign at the same time. I/we SHARON JAFFE have read the foregoing Power of Attorney. I am/were the person(s) identified therein as agent(s) for the principal named therein. I/we acknowledge my/our legal responsibilities. Agent(s) sign (s) here: SHARON JAFFE ACKNOWLEDGMENT State of New York, County of ss: On november 20th, 2014 before me, the undersigned, personally appeared SHARON JAFFE personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is subscribed to the within instrument and acknowledged to me that she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instruments. (signature and office of individual taking acknowledgment) State of County of ss: On before me, the undersigned, personally appeared personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/ she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individuals) acted, executed the instrument, (signature and office of individual taking acknowledgment)

(p) SUCCESSOR AGENT’S SIGNATURE AND ACKNOWLEDGMENT OF APPOINTMENT: It is not required that the principal and the SUCCESSOR agent(s), if any, sign at the same time, nor that multiple SUCCESSOR agents sign at the same time. Furthermore, successor agents can not use this Power of Attorney unless the agent(s) designated above is/are unable or unwilling to serve, I/ we JILLIAN HOPE RAUER have read the foregoing Power of Attorney. I am/we are the person(s) identified therein as SUCCESSOR agent(s) for the principal named therein. gent(s) sign(s) here: JIJLLIAN HOPE RAUER ACKNOWLEDGMENT State of New York, County of ss: On november 20th, 2014 before me, the undersigned, personally appeared JILLIAN HOPE RAUER personally known to me or proved to me on the basis, of satisfactory evidence to be the individual(s) whose name(s) is sub scribed to the within instrument and acknowledged to me that he/ she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument. (signature and office of individual taking acknowledgment) State of County of ss: On before me, the undersigned, personally appeared personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/ she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individuals), or the person upon behalf of which the individual(s) acted, executed the instrument. (signature and office of individual taking acknowledgment) Notary Public, State of New York Registration #01VA6231396 Qualified In Bronx County Commission Expires November 22, 2018 AFFIDAVIT THAT POWER OF ATTORNEY IS IN FULL FORCE AND EFFECT (Sign before a notary public) STATE OF COUNTY OF ss.: being duly sworn, deposes and says; The Principal appointed me as the Principal’s true and lawful agent in the within Power of Attorney. I do not have, at the time of this transaction, actual notice of the termination or revocation of the Power of Attorney, or notice of any facts indicating that the Power of Attorney has been terminated or revoked; I do not have, at the time of this transaction, actual notice that the Power of Attorney has been modified in any way that would affect my ability as the agent to authorize or engage in the transaction, or notice of any facts indicating that the Power of Attorney has been so modified; and I make this affidavit for the purpose of inducing to accept delivery of the following Instrument(s), as executed by me in my capacity as the agent, with full knowledge that this affidavit will be relied upon in accepting the execution and delivery of the Instrument(s) and in paying good and valuable consideration therefor: I am the successor agent; the prior agent is no longer able or willing to serve. Sworn to before me on

POWER OF ATTORNEY- NEW YORK STATUTORY SHORT FORM MARTIN JAFFE Principal SHARON JAFFE Agent(s) Record and Return To: